Exhibit 99.18

Millennial Esports Receives Cease Trade Order Due to Delay in Filing Annual Financial Results

TORONTO, Jan. 08, 2019 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), discloses today that the filings of the Company’s annual financial statements for the fiscal year ended August 31, 2018, the related management’s discussion and analysis and the certification of the annual filings for the year ended August 31, 2018 (collectively, the “2018 Annual Financial Filings”) were not completed by the deadline of December 31, 2018. As a result, the Ontario Securities Commission issued a cease trade order (the “CTO”) against the Company and securities have been halted from trading on the TSX Venture Exchange (“TSXV”).

Effective December 13, 2018, the Company filed a Change of Auditor Notice on SEDAR detailing the resignation of its former auditor effective December 13, 2018. The Company is working with its current auditor, UHY McGovern Hurley LLP, on the audit procedures required to complete the 2018 Annual Financial Filings and expects to be able to file the Annual Financial Filings within the next few weeks with an unqualified opinion. The Company will provide updates as further information relating to the Annual Financial Filings becomes available.

If the Company files the 2018 Annual Financial Filings within 90 days of the date of the CTO, the filing of the 2018 Annual Financial Filings constitutes the application to revoke the CTO and no application fee would be required under Appendix C of OSC Rule 13-502 — Fees to resume trading. Once the CTO is revoked, the Company will be subject to a reinstatement to trade review by the TSXV.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esports Racing.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to completion of additional tranches of the Private Placement. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Contacts:

Manish Grigo

Investor Relations

416.569.3292

manish.grigo@millennialesports.com

Alex Igelman

Executive Chairman

647.346.1888

alex.igelman@millennialesports.com